LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

November 29, 2006

Via Edgar and Overnight Delivery

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Sun World Partners, Inc. (the "Company")

Amendment No. 6 to Registration Statement on Form SB-2

Filed November 29, 2006

File No. 333-132472

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 6 to Sun World Partners, Inc.’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 6 was filed via Edgar, with a submission date of November 29, 2006.

Below are the comments from your comment letter dated November 21, 2006 regarding Sun World's Form SB-2, each followed by the Company’s responses thereto.

Summary of Working Capital and Stockholders’ Equity, page 23

Comment

1.

We note that there is no financial information presented in the filing as of August 31, 2005.  Please revise the second paragraph to discuss instead the changes in working capital and equity between May 31, 2006 and August 31, 2006.

Response

The document has been revised accordingly.

Consolidated Statements of Cash Flows, page F-6

Comment

2.

You show net cash flows used to repay loans from related parties on this statement but show a net increase in loans for the period on the balance sheets.  Provide us with, and revise Note 4 and Note 5 to include, a reconciliation of the opening balances of the notes payable to the ending balances for each reported period.  Clearly present the impact of foreign currency movements in each period.  This comment also applies to the interim financial statements.

Response

The Company has revised Notes 4 and 5 to the audited financial statements for the fiscal years ended May 31, 2006 and 2005, as well as the interim financial statements to the three months ended August 31, 2006 to include expanded disclosure reflecting the opening and closing balances of the notes, increases and reductions to each note, and the impact of foreign currency movements in each period.

Comment

3.

In light of the manner in which you accounted for the transaction with Tiempo, please remove the caption showing the $500 of shares issued to acquire Tiempo de Mexico.

Response

The Company has adjusted the document accordingly.

Note 1- Summary of Significant Accounting Policies – Organization, page F-8

Comment

1.

We note the elements of common control you describe and that you accounted for the transaction as a transfer of assets between entities under common control consistent with the guidance in paragraph D16 and D17, please revise the Statement of Stockholders’ Deficit to reflect the shares issued in the transaction as part of the opening equity balances.  In addition, revise the Statement of Operations for the year ended May 31, 2005 to calculate net loss per share based on the 5,500,000 shares outstanding.

Response

The Statement of Stockholders’ Deficit and the Statement of Operations have been revised accordingly.

Comment

5.

Revise the penultimate sentence of the first paragraph to correctly disclose that the arms-length third party held 0.2% interest in the new entity after consummation of the transaction.

Response

The document has been revised accordingly.

Note 3 – Merger of entities under common control, page F-10

Comment

6.

The disclosure that “the shareholders of Tiempo acquired a controlling interest in the Company” may confuse investors into believing that the transaction was a reverse acquisition.  Consistent with the disclosures in Note 1, please revise this note to disclose that the common owners of Sun World and Tiempo transferred the operations of Tiempo to Sun World.  Describe the relationship and percentage interests of the owners of both entities which lead you to conclude that the transaction represented a merger of entities under common control.

Response

Note 3 has been revised to disclose the common ownership of Sun World and Tiempo, including a description of the relationship and percentage interest of the owners of both entities resulting in our conclusion that the transaction represents a merger of entities under common control.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.